Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust

(SEC File No. 811-09645)

Columbia Funds Series Trust I

(SEC File No. 811-04367)

Columbia Funds Series Trust II

(SEC File No. 811-21852)

COLUMBIA FUNDS: PROXY AND MERGER QUESTIONS AND ANSWERS

What are the upcoming fund mergers?

The upcoming fund mergers were identified in proxy statements that were mailed to shareholders in February 2016. These fund mergers involve combining one or more funds into another fund. We believe that the fund mergers will result in a strong, comprehensive product lineup that leverages the strengths of our investment insight.

What is a fund merger?

A fund merger occurs when one fund (the acquired fund) transfers all of its assets and liabilities to another fund (the acquiring fund). Once a fund merger is complete, shareholders of an acquired fund will no longer hold such shares, but will instead hold shares of the acquiring fund.

What is the rationale behind the mergers?

The rationale behind the fund mergers includes strengthening and streamlining fund offerings by merging certain funds into broadly similar, and in certain cases, potentially stronger, better performing funds. We also anticipate that shareholders of certain funds may benefit from lower expenses.

Will I own the same number of shares?

The full value of your account in an acquired fund will be exchanged for shares of the acquiring fund on the date of the merger. The anticipated dates for fund mergers are detailed in the table on the Fund Merger News home page link you are currently visiting. While the number of shares may differ based on each fund’s net asset value, the value of your account will not change as a direct result of the merger transaction.

In addition to the mergers, what are the other proxy proposals?

Shareholders of Columbia AMT-Free Tax-Exempt Bond Fund are being asked to approve changes to the fund’s investment objective and 80% investment policy to permit investing, without limit, in AMT-generating securities.

What potential benefits can shareholders receive from the fund mergers?

The fund mergers provide several potential benefits for shareholders including a more efficient deployment of investment management and administrative resources, potential economies of scale and potentially stronger, better performing funds. We believe these changes will enable shareholders of each acquired fund to invest in a larger, potentially more efficient portfolio while continuing to pursue a similar investment strategy. We also anticipate that shareholders of certain funds may benefit from lower expenses.

What are the U.S. federal income tax implications of the fund mergers for U.S. shareholders?

Each retail mutual fund merger is intended to be a tax-free reorganization for U.S. federal income tax purposes. Shareholders of the funds are not expected to realize any gains or losses as a direct result of the mergers. More information is provided in each proxy statement/prospectus. As always, we recommend that shareholders review their individual situations with a tax advisor.

Will there be any changes to the options or services associated with my account as a result of the fund mergers?

Account-level features and options such as dividend distributions, dividend diversification, automatic investment plans, systematic withdrawals and dollar cost averaging will automatically carry over during the merger transaction. If a shareholder of an acquired fund also owns a pre-existing account in an acquiring fund, this account receives the merging shares so the account level features do not carry over.

Will account numbers change as part of the fund merger transactions?

Account numbers will be carried over whenever possible. But, if an account number in an acquiring fund is already being used by another shareholder, a new account number will be created. We will also target existing accounts for the same shareholder in the acquiring funds whenever possible.

© 2016 Columbia Management Investment Advisers, LLC. All rights reserved.

Columbia Management Investment Distributors, Inc.

225 Franklin Street, Boston, MA 02110-2804

columbiathreadneedle.com/us

800.426.3750

1457738 (3/16)

February 2016

How do the fund mergers influence sales charges paid and contingent deferred sales charge (CDSC) liabilities?

The fund mergers have no influence on sales charges or CDSC. You will not incur any front-end sales charge as a direct result of a fund merger. If your shares are currently subject to a CDSC, the CDSC will carry over with the merger transaction. Any applicable CDSC will be assessed on redemptions based on the CDSC schedule applicable to shares of the acquired funds.

What are the effective dates for the fund merger transactions?

The mergers are currently expected to close on April 29, 2016 for variable portfolios and on May 20, 2016 for the other funds. The anticipated dates for fund mergers are detailed in the table on the Fund Merger News home page link you are currently visiting.

Will there be any special distributions as a result of a merger?

Prior to each acquired fund’s merger event, ordinary income and capital gains, if any, will be distributed to shareholders of record in the acquired funds and possibly in the acquiring funds.

How will we be kept informed of updates and important milestones in the merger project?

Check back periodically, as updates may be posted to the Fund Merger News section of columbiathreadneedle.com/us. If you have any questions or would like additional information on any of these changes, please call your financial advisor or our service representatives at 800.345.6611.

What are my proxy voting options?

Columbia Threadneedle Investments has contracted with Computershare Fund Services to assist with the proxy solicitation.

Shareholder voting options include:

By telephone:

¡  Beneficial shareholders should refer to their proxy card for specific phone numbers.

¡  Direct-at-fund shareholders should call:

o   Mutual funds: 800.337.3503

o   Variable portfolios: 866.298.8476

By internet:

¡  Beneficial shareholders should go to: proxyvote.com.

¡  Direct-at-fund shareholders should go to: proxy-direct.com.

By mail, using the postage prepaid envelope provided.

In person, at the shareholder meeting scheduled to occur at 225 Franklin

Street, Boston, MA (32nd Floor, Room 3200) on April 15, 2016.

Not sure if you’re a beneficial or direct-at-fund shareholder?

Beneficial shareholders hold shares through a broker/dealer or financial intermediary and receive account statements from that financial firm.

Direct-at-fund shareholders hold shares directly with the fund and receive account statements from Columbia Threadneedle.

Proxy materials can also be found online at:

¡  Mutual fund mergers and other proxy proposals: proxy-direct.com/col-27405

¡  Variable portfolio mergers: proxy-direct.com/col-27408

¡  Columbia AMT-Free Tax-Exempt Bond Fund: proxy-direct.com/col-27406

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor is 800.708.7953 and proxy-direct.com/col-27405, proxy-direct.com/col-27408 or proxy-direct.com/col-27406, respectively. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/ proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

Columbia Funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA and managed by Columbia Management Investment Advisers, LLC.